Exhibit 99.1

Provident Announces 2010 Annual Results Release Date, Conference Call Details and Provides 2010 Canadian and U.S. Tax Reporting Information

News Release 04-11
February 1, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced its plans to release its audited 2010 annual financial statements along with Management's Discussion & Analysis for the fourth quarter and year ended December 31, 2010 after markets close on March 9, 2011. A conference call has been scheduled for Thursday, March 10, 2011 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

To participate, please dial 1-866-226-1792 or 416-340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until March 17, 2011 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 7615817. Provident will also post an audio replay of the call to its website at www.providentenergy.com

2010 Canadian Unitholder Tax Information

Provident has determined that for taxable Canadian shareholders (unitholders prior to January 1, 2011), distributions declared in 2010 are to be 100 percent taxable as “other income” with no tax deferred return of capital.

Canadian shareholders holding their Provident investment in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF) or Deferred Profit Savings Plan (DPSP) should not report any income related to distributions on their 2010 income tax return.

Shareholders that held their units outside such plans and received distributions for the year ended December 31, 2010 should receive a T3 Supplementary Information slip (T3), post marked on or prior to March 31, 2011. Provident’s Canadian registered unitholders should receive a T3 from Provident’s transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident’s transfer agent.

2010 U.S. Unitholder Tax Information

Provident is treated as a corporation for U.S. federal income tax purposes. As a corporation, Provident’s distributions to U.S. unitholders may be “qualified dividends” as determined under the U.S. Internal Revenue Code.

Provided the distributions received by U.S. resident unitholders in 2010 are considered to be qualified dividends as noted above, 45 percent of the distributions should be reported as “qualified dividends” with 55 percent being reported as tax deferred return of capital. The substantial return of capital in 2010 resulted from Provident’s corporate reorganizations and the sale of its oil and natural gas properties and is not expected to occur in future years.

To assist with the preparation of 2010 U.S. tax information, non-registered U.S. shareholders should receive a Form 1099-DIV from their broker or intermediary. Provident’s transfer agent Computershare Trust Company will issue a Form 1099-DIV to all registered U.S. unitholders.

The full amount of distributions paid to non-residents of Canada in 2010 was subject to a minimum 15 percent Canadian withholding tax that was withheld prior to distributions being paid to unitholders. Where trust units are held outside a qualified retirement account, the full amount of all withholding tax may be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units were held in a qualified retirement account during 2010, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes. Information regarding the amount of Canadian tax withheld in 2010 should be determined from your own records and is not available from Provident.

Tax information pertaining to 2010 and prior years is available on Provident’s website at:  http://www.providentenergy.com/investor/taxinfo.cfm.

The summary contained in this news release is of a general nature only and does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident shares (units prior to January 1, 2011). Holders or potential holders of Provident shares are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident shares.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release may contain certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com